UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Whitney Information Network, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

966621104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 883,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 883,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 883,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 883,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,215,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,215,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,203,450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,203,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON HAMMERMAN CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON SGAP BROWN TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON JDD TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,991
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,991
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON JASON HAMMERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON J. HUNTER BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,991
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,991
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)           This statement is filed by Kingstown Partners L.P., a Delaware limited partnership (“Kingstown”), Kingstown Capital Partners LLC, a Delaware limited liability company (“Kingstown GP”), Michael Blitzer, Guy Shanon, Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”), Hammerman Capital Partners, LP, a Delaware limited partnership (“Hammerman LP”), SGAP Brown Trust, JDD Trust, Jason Hammerman and J. Hunter Brown. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6 and may be considered a member of a “Group” with each other.  Kingstown Capital is the Reporting Person for the shares owned by Absolute Opportunities Fund, as further described in Item 3 below.

Kingstown GP is the general partner of Kingstown.  Mr. Blitzer and Mr. Shanon are each managing members of Kingstown GP.  Kingstown Management is the general partner of Kingstown Capital. Mr. Blitzer and Mr. Shanon are each managing members of Kingstown Management.  By virtue of these relationships, each of Kingstown GP, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by Kingstown, and each of Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares beneficially owned by Kingstown Capital.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Mr. Hammerman is the managing member of Hammerman Capital Management LLC, the general partner of Hammerman LP, and has the sole power to vote and dispose of the Issuer's Shares owned by Hammerman LP.

Mr. Brown is the trustee of SGAP Brown Trust and JDD Trust and has the sole power to vote and dispose of the Issuer's Shares owned by SGAP Brown Trust and JDD Trust.

Item 2(b) is hereby amended to add the following:

(b)           The principal business address of each of Kingstown Capital and Kingstown Management is 245 Park Avenue, 24th Floor, New York, NY 10167.

The principal business address of Hammerman LP and Mr. Hammerman is 1232 Rose Lane, Lafayette, California 94549.  The principal business address of Mr. Brown is 20 Old Lantern Drive, Wilton, Connecticut 06897.

Item 2(c) is hereby amended and restated to read as follows:

(c)           The principal business of Kingstown, Kingstown GP, Mr. Blitzer, Mr. Shanon, Kingstown Capital and Kingstown Management is investing in securities.

The principal business of Hammerman LP is investing in securities.

The principal occupation of Mr. Hammerman is serving as the managing member of Hammerman Capital Management LLC.  The principal occupation of Mr. Brown is serving as the managing member of Watson Wilkins & Brown, LLC, a business consulting firm and registered investment advisor.

CUSIP NO. 966621104

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Hammerman and Brown are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 317,500 Shares beneficially owned by Kingstown Capital is approximately $260,422, including brokerage commissions.  The Shares beneficially owned by Kingstown Capital were acquired for the account of Absolute Opportunities Fund, a mutual fund, for which Kingstown Capital is a subadviser pursuant to a Subadvisory Agreement, made as of September 30, 2008, between Absolute Investment Advisers LLC and Kingstown Capital.

The aggregate purchase price of the 107,000 Shares owned by Hammerman LP is approximately $359,235, including brokerage commissions.  The Shares owned by Hammerman LP were acquired with working capital.

The aggregate purchase price of the 6,000 Shares owned by SGAP Brown Trust is approximately $6,986, including brokerage commissions.  The Shares owned by SGAP Brown Trust were acquired with trust funds.

The aggregate purchase price of the 12,991 Shares owned by JDD Trust is approximately $10,763, including brokerage commissions.  The Shares owned by JDD Trust were acquired with trust funds.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On August 13, 2009, Kingstown filed preliminary proxy materials on Form PREC 14A with the Securities and Exchange Commission in connection with the Issuer’s 2009 annual meeting  of  shareholders, which is scheduled to be held on September 2, 2009 (the “Annual Meeting”), for the purpose of soliciting proxies from the Issuer’s shareholders to elect Kingstown’s director nominees, Jason Hammerman and J. Hunter Brown (the “Nominees”), to the Issuer’s Board of Directors in opposition to two incumbent members of the Issuer’s Board whose terms expire at the Annual Meeting.  Upon finalization of its proxy materials, Kingstown intends to solicit proxies from the stockholders of the Issuer in order to elect the Nominees.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended to add the following:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 11,738,587 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2009, as reported in the Issuer’s Definitive Proxy Statement on DEF 14A filed with the Securities and Exchange Commission on July 24, 2009.

CUSIP NO. 966621104

As of the close of business on August 13, 2009, Kingstown beneficially owned 883,500 Shares, constituting approximately 7.5% of the Shares outstanding.

As of the close of business on August 13, 2009, Kingstown GP beneficially owned 883,500 Shares, constituting approximately 7.5% of the Shares outstanding.  By virtue of its relationship with Kingstown discussed in further detail in Item 2, Kingstown GP may be deemed to beneficially own the Shares owned by Kingstown.

As of the close of business on August 13, 2009, Mr. Blitzer beneficially owned 1,215,800 Shares, constituting approximately 10.4% of the Shares outstanding.  By virtue of his relationship with Kingstown and Kingstown Capital discussed in further detail in Item 2, Mr. Blitzer may be deemed to beneficially own the Shares owned by Kingstown and beneficially owned by Kingstown Capital.

As of the close of business on August 13, 2009, Mr. Shanon beneficially owned 1,203,450 Shares, constituting approximately 10.3% of the Shares outstanding. By virtue of his relationship with Kingstown and Kingstown Capital discussed in further detail in Item 2, Mr. Shanon may be deemed to beneficially own the Shares owned by Kingstown and beneficially owned by Kingstown Capital.

As of the close of business on August 13, 2009, Kingstown Capital beneficially owned 317,500 Shares, constituting approximately 2.7% of the Shares outstanding.

As of the close of business on August 13, 2009, Kingstown Management beneficially owned 317,500 Shares, constituting approximately 2.7% of the Shares outstanding.  By virtue of its relationship with Kingstown Capital discussed in further detail in Item 2, Kingstown Management may be deemed to beneficially own the Shares beneficially owned by Kingstown Capital.

As of the close of business on August 13, 2009, Hammerman LP beneficially owned 107,000 Shares, constituting less than 1% of the Shares outstanding.  As of the close of business on August 13, 2009, SGAP Brown Trust beneficially owned 6,000 Shares, constituting less than 1% of the Shares outstanding.  As of the close of business on August 13, 2009, JDD Trust beneficially owned 12,991 Shares, constituting less than 1% of the Shares outstanding.  Mr. Brown has sole voting and dispositive power with respect to the 18,991 Shares owned by SGAP Brown Trust and JDD Trust.  Mr. Hammerman has sole voting and dispositive power with respect to the 107,000 Shares owned by Hammerman LP.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Each of Kingstown GP, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Kingstown by virtue of their respective positions as described in Item 2.

Each of Kingstown Management, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Kingstown Capital by virtue of their respective positions as described in Item 2.

As managing member of the general partner of Hammerman LP, Mr. Hammerman has the sole power to vote and dispose of the Shares beneficially owned by Hammerman LP reported in this Schedule 13D.  As trustee of SGAP Brown Trust and JDD Trust, Mr. Brown has the sole power to vote and dispose of the Shares beneficially owned by SGAP Brown Trust and JDD Trust reported in this Schedule 13D.  Messrs. Hammerman and Brown disclaim beneficial ownership of the Shares beneficially owned by Hammerman LP, SGAP Brown Trust and JDD Trust.

CUSIP NO. 966621104

Item 5(c) is hereby amended and restated as follows:

(c)           None of the Reporting Persons has engaged in any transactions in securities of the Issuer during the past 60 day.

Item 5(d) is hereby amended and restated to read as follows:

(d)           Absolute Opportunities Fund and Absolute Investment Advisers LLC, the investment adviser for Absolute Opportunities Fund, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by Kingstown Capital.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 13, 2009, the Reporting Persons entered into a Joint Filing and Solicitation Agreement  (the “Joint Filing and Solicitation Agreement”) in which, among other things, (a) the parties agreed to the joint filing and solicitation on behalf of each of them of statements on Schedule 13D and any amendments thereto with respect to the securities of the Issuer to the extent required under applicable securities laws and (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by Kingstown to the Issuer’s Board at the 2009 Annual Meeting and for the purpose of taking all other actions incidental to the foregoing.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Kingstown Partners L.P., Kingstown Capital Partners LLC, Michael Blitzer, Guy Shanon, Kingstown Capital Management L.P., Kingstown Management GP LLC, Hammerman Capital Partners, LP, SGAP Brown Trust, JDD Trust, Jason Hammerman and J. Hunter Brown, dated August 13, 2008.

99.2	Power of Attorney for J. Hunter Brown.

99.3	Power of Attorney for Jason Hammerman.

CUSIP NO. 966621104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2009	KINGSTOWN PARTNERS L.P.

	By:	Kingstown Capital Partners LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

/s/ Michael Blitzer
MICHAEL BLITZER, individually and as attorney-in-fact for Jason Hammerman, J. Hunter Brown, Hammerman Capital Partners, LP, SGAP Brown Trust and JDD Trust

/s/ Guy Shanon
GUY SHANON

KINGSTOWN CAPITAL MANAGEMENT L.P.

By:	Kingstown Management GP LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

CUSIP NO. 966621104

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member